Exhibit 99.3

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.	☒

Your vote matters – here’s how to vote!

You may vote online or by phone instead of mailing this card.
Votes submitted electronically must be received by 5:00 p.m., Eastern Standard Time, on April 5, 2019.

Online Go to www.investorvote.com/CNHI or scan the QR code – login details are located in the shaded bar below.

Phone Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada

Save paper, time and money! Sign up for electronic delivery at www.investorvote.com/CNHI

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A	Proposals — The Board of Directors recommend that you vote FOR proposals 2.c. – 5.

		For	Against	Abstain			For	Against	Abstain
2.c.	Adoption of the 2018 Annual Financial Statements.	☐	☐	☐	2.e.	Release from liability of the executive directors and the non-executive directors of the Board.	☐	☐	☐	+

2.d.	Determination and distribution of dividend.	☐	☐	☐

3. To vote FOR, AGAINST or ABSTAIN on the re-appointment of the executive directors and the (re)-appointment of the non-executive directors:

		For	Against	Abstain			For	Against	Abstain			For	Against	Abstain
3.a. -	Suzanne Heywood (executive director)	☐	☐	☐	3.b. -	Hubertus Mühlhäuser (executive director)	☐	☐	☐	3.c. -	Léo W. Houle (non-executive director)	☐	☐	☐

3.d. -	John B. Lanaway (non-executive director)	☐	☐	☐	3.e. -	Silke C. Scheiber (non-executive director)	☐	☐	☐	3.f. -	Jacqueline A. Tammenoms Bakker (non-executive director)	☐	☐	☐

3.g. -	Jacques Theurillat (non-executive director)	☐	☐	☐	3.h. -	Alessandro Nasi (non-executive director)	☐	☐	☐	3.i. -	Lorenzo Simonelli (non-executive director)	☐	☐	☐

		For	Against	Abstain			For	Against	Abstain
4.	Proposal to re-appoint Ernst & Young Accountants LLP as the independent auditor of the Company.	☐	☐	☐	5.	Replacement of the existing authorization to the Board of the authority to acquire common shares in the capital of the Company.	☐	☐	☐

B	Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /

▼  IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.  ▼

Proxy — CNH INDUSTRIAL N.V.	+
2019 ANNUAL GENERAL MEETING OF SHAREHOLDERS – APRIL 12, 2019

The undersigned, revoking all prior proxies, hereby appoints Michael P. Going with full power of substitution, as proxies to represent and vote as designated hereon, all common shares of CNH Industrial N.V. (the “Company”) that the undersigned would be entitled to vote if personally present at the Annual General Meeting of Shareholders of the Company on Friday, April 12, 2019, at the offices of Freshfields Bruckhaus Deringer LLP, Strawinskylaan 10, 1077 XZ Amsterdam, The Netherlands commencing at 9:00 A.M. Central European Summer Time and any adjournments thereof.

IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS THEREOF.

ATTENDANCE OF THE UNDERSIGNED AT THE ANNUAL GENERAL MEETING OR ANY ADJOURNMENTS THEREOF WILL NOT BE DEEMED TO REVOKE THIS PROXY UNLESS THE UNDERSIGNED REVOKES THIS PROXY IN WRITING, SIGNS AND DELIVERS A PROXY WITH A LATER DATE, OR VOTES IN PERSON AT THE MEETING.

C	Non-Voting Items

Change of Address — Please print your new address below.	Comments — Please print your comments below.	Meeting Attendance
		Mark the box to the right if you plan to attend the Annual General Meeting.	☐

∎	+

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.	☒

Your vote matters – here’s how to vote!

You may vote online or by phone instead of mailing this card.
Votes submitted electronically must be received by 5:00 p.m., Eastern Standard Time, on April 5, 2019.

Online Go to www.investorvote.com/CNHI or scan the QR code — login details are located in the shaded bar below.

Phone Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada

Save paper, time and money! Sign up for electronic delivery at www.investorvote.com/CNHI

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A	Proposals — The Board of Directors recommend that you vote FOR proposals 2.c. – 5.

		For	Against	Abstain			For	Against	Abstain
2.c.	Adoption of the 2018 Annual Financial Statements.	☐	☐	☐	2.e.	Release from liability of the executive directors and the non-executive directors of the Board.	☐	☐	☐	+

2.d.	Determination and distribution of dividend.	☐	☐	☐

3. To vote FOR, AGAINST or ABSTAIN on the re-appointment of the executive directors and the (re)-appointment of the non-executive directors:

		For	Against	Abstain			For	Against	Abstain			For	Against	Abstain
3.a. -	Suzanne Heywood (executive director)	☐	☐	☐	3.b. -	Hubertus Mühlhäuser (executive director)	☐	☐	☐	3.c. -	Léo W. Houle (non-executive director)	☐	☐	☐

3.d. -	John B. Lanaway (non-executive director)	☐	☐	☐	3.e. -	Silke C. Scheiber (non-executive director)	☐	☐	☐	3.f. -	Jacqueline A. Tammenoms Bakker (non-executive director)	☐	☐	☐

3.g. -	Jacques Theurillat (non-executive director)	☐	☐	☐	3.h. -	Alessandro Nasi (non-executive director)	☐	☐	☐	3.i. -	Lorenzo Simonelli (non-executive director)	☐	☐	☐

		For	Against	Abstain			For	Against	Abstain
4.	Proposal to re-appoint Ernst & Young Accountants LLP as the independent auditor of the Company.	☐	☐	☐	5.	Replacement of the existing authorization to the Board of the authority to acquire common shares in the capital of the Company.	☐	☐	☐

B	Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /

▼  IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.  ▼

Proxy — CNH INDUSTRIAL N.V.	+
2019 ANNUAL GENERAL MEETING OF SHAREHOLDERS – APRIL 12, 2019

The undersigned, revoking all prior proxies, hereby appoints Michael P. Going with full power of substitution, as proxies to represent and vote as designated hereon, all common and special voting shares of CNH Industrial N.V. (the “Company”) that the undersigned would be entitled to vote if personally present at the Annual General Meeting of Shareholders of the Company on Friday, April 12, 2019, at the offices of Freshfields Bruckhaus Deringer LLP, Strawinskylaan 10, 1077 XZ Amsterdam. The Netherlands commencing at 9:00 A.M. Central European Summer Time and any adjournments thereof.

IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS THEREOF.

ATTENDANCE OF THE UNDERSIGNED AT THE ANNUAL GENERAL MEETING OR ANY ADJOURNMENTS THEREOF WILL NOT BE DEEMED TO REVOKE THIS PROXY UNLESS THE UNDERSIGNED REVOKES THIS PROXY IN WRITING, SIGNS AND DELIVERS A PROXY WITH A LATER DATE, OR VOTES IN PERSON AT THE MEETING.

C	Declaration and Power of Attorney: By checking this box, you irrevocably and unconditionally:	☐
(a)	agree to be bound by the Special Voting Shares Terms and Conditions, as published on the CNH Industrial website; and
(b)	authorize and instruct Computershare represent you and act on your behalf in connection with any issuance, allocation, acquisition, transfer and/or repurchase of any Special Voting Share in accordance with and pursuant to the Special Voting Shares Terms and Conditions.
D	Non-Voting Items

Change of Address — Please print new address below.	Comments — Please print your comments below.	Meeting Attendance
		Mark box to the right if you plan to attend the Annual Meeting.	☐

∎	IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A - D ON BOTH SIDES OF THIS CARD.	+

CNH Industrial N.V.

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.	☒

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A	Proposals — The Board of Directors recommend that you vote FOR proposals 2.c. – 5.

		For	Against	Abstain			For	Against	Abstain
2.c.	Adoption of the 2018 Annual Financial Statements.	☐	☐	☐	2.e.	Release from liability of the executive directors and the non-executive directors of the Board.	☐	☐	☐	+

2.d.	Determination and distribution of dividend.	☐	☐	☐

3. To vote FOR, AGAINST or ABSTAIN on the re-appointment of the executive directors and the (re)-appointment of the non-executive directors:

		For	Against	Abstain			For	Against	Abstain			For	Against	Abstain
3.a. -	Suzanne Heywood (executive director)	☐	☐	☐	3.b. -	Hubertus Mühlhäuser (executive director)	☐	☐	☐	3.c. -	Léo W. Houle (non-executive director)	☐	☐	☐

3.d. -	John B. Lanaway (non-executive director)	☐	☐	☐	3.e. -	Silke C. Scheiber (non-executive director)	☐	☐	☐	3.f. -	Jacqueline A. Tammenoms Bakker (non-executive director)	☐	☐	☐

3.g. -	Jacques Theurillat (non-executive director)	☐	☐	☐	3.h. -	Alessandro Nasi (non-executive director)	☐	☐	☐	3.i. -	Lorenzo Simonelli (non-executive director)	☐	☐	☐

		For	Against	Abstain			For	Against	Abstain
4.	Proposal to re-appoint Ernst & Young Accountants LLP as the independent auditor of the Company.	☐	☐	☐	5.	Replacement of the existing authorization to the Board of the authority to acquire common shares in the capital of the Company.	☐	☐	☐

B	Authorized Signatures – This section must be completed for your vote to be counted. – Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /

▼  IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.  ▼

Proxy — CNH INDUSTRIAL N.V.
2019 ANNUAL GENERAL MEETING OF SHAREHOLDERS – APRIL 12, 2019

The undersigned, revoking all prior proxies, hereby appoints Michael P. Going with full power of substitution, as proxies to represent and vote as designated hereon, all common shares of CNH Industrial N.V. (the “Company”) that the undersigned would be entitled to vote if personally present at the Annual General Meeting of Shareholders of the Company on Friday, April 12, 2019, at the offices of Freshfields Bruckhaus Deringer LLP, Strawinskylaan 10,1077 XZ Amsterdam, The Netherlands commencing at 9:00 A.M. Central European Summer Time and any adjournments thereof.

IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS THEREOF.

ATTENDANCE OF THE UNDERSIGNED AT THE ANNUAL GENERAL MEETING OR ANY ADJOURNMENTS THEREOF WILL NOT BE DEEMED TO REVOKE THIS PROXY UNLESS THE UNDERSIGNED REVOKES THIS PROXY IN WRITING, SIGNS AND DELIVERS A PROXY WITH A LATER DATE, OR VOTES IN PERSON AT THE MEETING.